[redacted]

10026784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53110 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IBG Trading, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1691 Michigan Avenue Suite 240
(No. and Street)

| Miami Beach | Fl | 33139 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Roger - 786 433 0402
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath, LLP
(Name – *if individual, state last, first, middle name*)

| 6750 North Andrews Ave. Ste 200 | Ft. Lauderdale | Fl | 33309 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Maria Roger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBG Trading, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature FL R260545588380

President and CEO

Title

MARIANA C. LEMUS
Notary Public - State of Florida
My Comm. Expires Dec 11, 2012
Commission # DD 844836
Bonded Through National Notary Assn

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on internal controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# IBG TRADING, INC.
## (a Wholly-Owned Subsidiary of Caja Caracas Casa De Bolsa CA.)
Miami Beach, Florida

## FINANCIAL STATEMENTS
December 31, 2009 and 2008

IBG TRADING, INC.
Miami Beach, Florida

FINANCIAL STATEMENTS
December 31, 2009 and 2008

CONTENTS

Crowe Horwath™

Crowe Horwath LLP
Independent Member Crowe Horwath International

# REPORT OF INDEPENDENT AUDITORS

Board of Directors and
Stockholder
IBG Trading, Inc.
Miami Beach, Florida

We have audited the accompanying statement of financial condition of IBG Trading, Inc. as of December 31, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of IBG Trading Inc. as of December 31, 2008 were audited by other auditors whose report dated February 5, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2009 financial statements referred to above present fairly, in all material respects, the financial position of IBG Trading, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplementary information contained in the accompanying Schedule of the Computation of Net Capital Pursuant to Rule 17a-5 as of December 31, 2009 and Schedule of the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 22, 2010

IBG TRADING, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 1,972,086 | $ 61,851 |
| Deposits with clearing organizations | 235,010 | 558,548 |
| Marketable securities owned, | - | 390,000 |
| Accrued interest receivable on marketable securities | - | 10,867 |
| Office furnishings and equipment, less accumulated depreciation of $46,261 | 74,145 | 46,032 |
| Other assets | 25,848 | 17,817 |
| | $ 2,307,089 | $ 1,085,115 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accounts payable, accrued expenses and other liabilities | $ 11,769 | $ 6,677 |
| Lease payable | 17,024 | - |
| | 28,793 | 6,677 |
| Stockholder's equity | | |
| Common stock, $1 par value, 1,000 shares authorized, issued and outstanding | 1,000 | 1,000 |
| Additional paid-in capital | 7,212,246 | 5,212,246 |
| Accumulated deficit | (4,934,950) | (4,134,808) |
| | 2,278,296 | 1,078,438 |
| | $ 2,307,089 | $ 1,085,115 |

See accompanying notes to financial statements.

IBG TRADING, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended December 31, 2009 and 2008

| | Common Stock | Additional Paid-In Capital | Member's Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| **Balance, January 1, 2008** | $ - | $ - | $ 5,213,246 | $ (3,673,977) | $ 1,539,269 |
| Conversion from LLC to Corporation | 1,000 | 5,212,246 | (5,213,246) | - | - |
| Net loss | - | - | - | (460,831) | (460,831) |
| **Balance, December 31, 2008** | 1,000 | 5,212,246 | - | (4,134,808) | 1,078,438 |
| Capital contribution | - | 2,000,000 | - | - | 2,000,000 |
| Net loss | - | - | - | (800,142) | (800,142) |
| **Balance, December 31, 2009** | $ 1,000 | $ 7,212,246 | $ - | $ (4,934,950) | $ 2,278,296 |

See accompanying notes to financial statements.

IBG TRADING, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008

| | 2009 | 2008 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (800,142) | $ (460,831) |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Depreciation | 13,354 | 10,376 |
| Deposits with clearing organizations | 323,538 | (24,672) |
| Trading securities, net | 390,000 | (321,600) |
| Net changes in assets and liabilities | | |
| Accrued interest receivable | - | (10,867) |
| Other assets | 2,836 | - |
| Accounts payable, accrued expenses and other liabilities | 5,092 | (3,033) |
| Total adjustments | 734,820 | (349,796) |
| Net cash used by operating activities | (65,322) | (810,627) |
| **Cash flows from investing activities** | | |
| Purchase of furniture and equipment | (41,467) | (45,178) |
| Net cash used in investing activities | (41,467) | (45,178) |
| **Cash flows from financing activities** | | |
| Capital contribution | 2,000,000 | - |
| Net increase in capital lease | 17,024 | - |
| Net cash provided by investing activities | 2,017,024 | - |
| Net change in cash and cash equivalents | 1,910,235 | (855,805) |
| Cash and due from banks at beginning of year | 61,851 | 917,656 |
| **Cash and cash equivalents at end of year** | $ 1,972,086 | $ 61,851 |
| Supplemental disclosure of cash flow information | | |
| Interest paid | $ 108 | $ 8,394 |
| Supplemental schedule of non-cash investing and financing activities in 2008 | | |
| Conversion from limited liability corporation to corporation | | |
| Member's capital | $ - | $ (5,213,246) |
| Common stock | - | 1,000 |
| Additional paid-in capital | - | 5,212,246 |

See accompanying notes to financial statements.

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

IBG Trading, Inc., a Florida Corporation, (the "Company") is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company clears all transactions on a fully disclosed basis through its clearing firm and does not hold customer funds or safe keep customer securities. The Company is wholly owned by Caja Caracas Casa De Bolsa CA. On April 16, 2008, pursuant to a Certificate of Conversion, IBG Trading, LLC was converted from a Florida Limited Liability Corporation to a Florida Profit Corporation and its name was changed to IBG Trading, Inc. Accordingly, these financial statements include the 2008 operations of IBG Trading, LLC through the conversion date and IBG Trading, Inc. subsequent to the conversion date.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements are prepared in accordance with accounting principles generally accepted in the U.S. and prevailing industry practices, which require management to make estimates and assumptions regarding certain trading inventory valuations and other matters that affect the financial statements and related disclosures.

Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through February 22, 2010, which is the date the financial statements were issued.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand, amounts due from depository institutions and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition: Proprietary and customer securities transactions and related revenue and expense are recorded on a trade date basis.

Securities Owned: The Company engages in trading activities for its own account. Securities are held principally for resale in the near term and recorded at fair value with changes in fair value included in other income on the statement of operations. Quoted market prices are used to determine the fair value of securities owned.

(Continued)

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Office Furnishings, Equipment: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), approximate their fair value because of the short maturity of the instruments.

Concentrations of Credit Risk: As of December 31, 2009 and 2008, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. Management believes there is no significant risk of loss on these financial instruments.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There was no effect from the adoption of this new guidance. The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company recognizes interest and/or penalties related to income tax matters in income tax expense. The Company is not subject to examination by taking authorities for years prior 2008.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under a correspondent agreement with one of its clearing brokers, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with

(Continued)

margin balances as of December 31, 2009. Since its inception, the Company has never been

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

Adoption of New Accounting Standards:
In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The guidance was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. This interpretation did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date .Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date, but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application. This interpretation did not have a material effect on the Company's financial statement.

In June 2009, the FASB replaced The Hierarchy of Generally Accepted Accounting Principles, with the FASB Accounting Standards Codification ™ (The Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification was effective for financial statements issued for periods ending after September 15, 2009. This interpretation did not have a material effect on the Company's financial statements.

(Continued)

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009 early adoption for periods ending after March 15, 2009. This interpretation did not have a material effect on the Company's financial statements.

## NOTE 3 - FULLY-DISCLOSED CLEARING AGREEMENT

In 2005, the Company entered into a fully-disclosed clearing agreement with Interactive Brokers whereby customer accounts are cleared and carried by Interactive Brokers. The agreement calls for the Company to maintain a deposit balance in an account maintained by Interactive Brokers.

At December 31, 2009 the Company had approximately $88,000 of cash on deposit to satisfy this requirement and this is included in Deposits with Clearing Organizations in the accompanying statements of financial condition. Either party may terminate the agreement without cause.

In 2001, the Company entered into a fully-disclosed clearing agreement with Goldman Sachs whereby customer accounts are cleared and carried by Goldman Sachs. The agreement calls for the Company to maintain a deposit balance in an account maintained by Goldman Sachs.

At December 31, 2009, the Company had approximately $147,000 of cash on deposit to satisfy this requirement and this is included in Deposits with Clearing Organizations on the accompanying statements of financial condition. Either party may terminate the agreement without cause upon the receipt of 30 days written notice.

(Continued)

## NOTE 4 -CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include other broker dealers. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party. The Company had no marketable securities as of December 31, 2009 and $390,000 at December 31, 2008.

## NOTE 5 - MARKETABLE SECURITIES AND FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2008, the fair values of trading securities owned by the Company are determined by obtaining quoted prices based on active markets and from nationally recognized securities exchanges (Level 1).

## NOTE 6 - LEASES

The Company leases its office space under a rental agreement expiring March 31, 2016. Rent expense was $79,015 in 2009 and $74,461 in 2008.

The Company also leases certain equipment under one capital lease agreement. Such lease arrangement requires monthly payments of $500 through 2010.

(Continued)

**NOTE 6 - LEASES** (Continued)

Minimum estimated future payments under both lease agreements are as follows:

| | |
|---|---|
| 2010 | $ 76,458 |
| 2011 | 78,572 |
| 2012 | 79,252 |
| 2013 | 76,998 |
| 2014 | 79,308 |
| Thereafter | 137,216 |
| | $ 527,804 |

**NOTE 7 - INCOME TAXES**

The Company has no provision or benefit for income taxes for the current year.

Temporary differences primarily related to the Company's net operating loss carry forwards of approximately $1,160,000, giving rise to a net deferred tax asset of $0, net of a valuation allowance of approximately $437,000. For the year ended December 31, 2009, the valuation allowance increased by approximately $301,000.

For federal and state income tax purposes, the Company has available at December 31, 2009 operating loss carry forwards of approximately $1,160,000 that can be used to offset future tax liabilities. The operating loss carry forwards begin to expire in 2028.

**NOTE 8 - CASH RESERVE REQUIREMENT**

The Company is exempt from certain provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, since the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

**NOTE 9 - NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2009, the Company had net capital of $2,177,303 which was $2,077,303 in excess of its required net capital. The Company's net capital ratio was 1.32% to 1 at December 31, 2009.

## SUPLEMENTARY INFORMATION

IBG TRADING, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5F THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

| | |
|---|---|
| Total stockholder's equity | $ 2,278,296 |
| Deductions and/or charges | |
| Net office furniture and equipment | 74,145 |
| Other non-allowable assets | 26,848 |
| | $ 100,993 |
| Net capital before haircuts on securities | 2,177,303 |
| Haircuts on securities | - |
| Net capital | $ 2,177,303 |
| Aggregate indebtedness | |
| Items included in statement of financial condition | |
| Accounts payable, accrued expenses and other liabilities | $ 11,769 |
| Lease payable | 17,024 |
| Total aggregate indebtedness | $ 28,793 |
| Aggregate indebtedness to net capital | 1.32% |
| Computation of basic net capital requirement | |
| Minimum net capital required | $ 100,000 |
| Net capital | 2,177,303 |
| Excess net capital | $ 2,077,303 |
| Excess net capital less 10% of total aggregate indebtedness) | $ 2,174,424 |

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009, unaudited FOCUS Part IIA filings submitted on January 19, 2010.

IBG TRADING, INC.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3
December 31, 2009

---

**Exemptive Provisions**

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | |
|---|---|
| A. (k)(1) - $2,500 capital category as per Rule 15c3-1 | ______ |
| B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained | ______ |
| C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis<br>Name of clearing firms: Interactive Brokers LLC and Goldman Sachs | X |
| D. (k)(3) - Exempted by the order of the Commission | ______ |

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009, unaudited FOCUS Part IIA filings submitted on January 19, 2010.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
IBG Trading, Inc.
Miami Beach, Florida

In planning and performing our audit of the financial statements of IBG Trading, Inc. (the Company), as of December 31, 2009 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 22, 2010